Mail Stop 4561

October 10, 2007

Jill York
Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

   RE: MB Financial, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 26, 2007
     Form 10-K/A for Fiscal Year Ended December 31, 2006 Filed March 2, 2007
     File No. 000-08076

Dear Ms. York,

   We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Kevin W. Vaughn
        Accounting Branch Chief